UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Appointment of New Chairman of the Board

On February 25, 2020, Stratasys Ltd. (“Stratasys” or the “Company”) announced that its board of directors has appointed Dov Ofer, a current member of the board, as the new Chairman of the Board, effective as of May 17, 2020. Mr. Ofer will replace Mr. Elchanan (Elan) Jaglom, who will remain on the board following that transition date (as previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on February 6, 2020).

A copy of the Company’s press release containing that announcement is furnished as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K, excluding Exhibit 99.1, is incorporated by reference in the Company’s registration statement on Form S-8, SEC file number 333-190963, filed by the Company with the SEC on September 3, 2013, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: February 25, 2020	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on February 25, 2020, announcing the appointment of Mr. Dov Ofer as the Company’s new Chairman of the Board